UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated August 30, 2013.

ABB appoints Jean-Christophe Deslarzes as Head of Human Resources

Swiss citizen Deslarzes brings international HR leadership and business integration experience; he succeeds Gary Steel who will retire after 11 successful years with ABB

Zurich, Switzerland, Aug. 30, 2013 — ABB, the leading power and automation technology group, has appointed Jean-Christophe Deslarzes to its Executive Committee as Head of Human Resources as of Nov. 15, 2013. He succeeds Gary Steel, 60, who will retire at a date that is still to be determined.

Deslarzes, a 49-year-old Swiss national, has served for the past three years as Chief Human Resources and Organization Officer and member of the Executive Board at the global retail group Carrefour. From 1994 to 2010, he worked at Rio Tinto Alcan and its predecessors Alcan Inc. and Alusuisse, in a variety of human resources and management roles in Europe and Canada.

He joined the Executive committee of Alcan in 2006 as Senior Vice President Human Resources and was named co-leader of the Rio Tinto Alcan integration in 2007, a successful large-scale business integration. In 2008, he was appointed President and CEO of Rio Tinto’s Downstream Aluminum Businesses, a US$14 billion operation that he led until its divestiture in 2010.

“Jean-Christophe Deslarzes brings extensive knowledge in human resources, as well as experience managing an industrial business and integrating a large acquisition,” said Ulrich Spiesshofer, ABB’s CEO-designate. “His know-how will help ABB to take human resources to the next stage of excellence in the context of our global business strategy and to create value through our many integration efforts.”

Deslarzes holds a master’s degree in law from the University of Fribourg, Switzerland, and began his career in 1991 as a tax and legal consultant at Arthur Andersen in Geneva.

He succeeds Gary Steel, who has been Head of Human Resources and a member of the Executive Committee at ABB since January 2003. Steel  established a performance-focused global human resources organization that puts a culture of accountability, people development and professional processes at its core.

“Gary played a key role in stabilizing and strengthening ABB after the crisis it went through a decade ago, and has made an important contribution to ABB’s profitable growth,” said ABB CEO Joe Hogan. “It’s been a real pleasure for all of us to work alongside him over the past years”

“I’ve had a long and exciting career at ABB, and am privileged to have worked with so many talented people through several important phases of the company’s history,” said Steel. “Now that we have made an orderly transition to a CEO appointed from within the organization, I feel that this is a good time for me to hand over to the next generation.”

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact:
ABB Group Media Relations:	ABB Group Investor Relations:
Thomas Schmidt; Antonio Ligi	Switzerland: Tel. +41 43 317 7111
Switzerland: Tel. +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 30, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance